

October 31, 2011

Via E-mail
Dr. Roger Crystal
Chief Executive Officer
Lightlake Therapeutics, Inc.
54 Baker Street, 6th Floor
London, England, W1U 7BU
United Kingdom

> **Re:** **Lightlake Therapeutics, Inc.**
> **Form 8-K**
> **Filed October 27, 2011**
> **File No. 333-139915**

Dear Dr. Crystal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

Item 4.01

1. Please expand your disclosure to state whether the decision to change accountants was recommended or approved by an audit committee or similar committee of your board of directors, or the board of directors itself if you have no such committees. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. We note you disclose that "during the interim periods through the date the relationship with the Former Auditor concluded", there were no disagreements required to be disclosed pursuant to Item 304(a)(1)(iv) of Regulation S-K. We also note you disclose that "during any subsequent interim periods through the date the relationship with the

Former Auditor ceased", there were no reportable events required to be disclosed pursuant to Item 304(a)(1)(v).  Please note that in both assertions, your disclosure must cover the two most recent fiscal years and any subsequent interim period preceding the resignation.  Please amend to include disclosure addressing the required periods.

3. We note you disclose your former auditor "did not review any of the interim financial statements or notes thereto included in the [your] Form 10-Q's for the interim periods ended October 31, 2010, January 31, 2011, or April 30, 2011 as required by regulation S-X."  Rule 8-03 of Regulation S-X requires that interim financial statements be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews.  Please amend your Forms 10-Q to label the columns of the financial statements as "not reviewed" and disclose how and when you will remedy this issue.  When the review for each Form 10-Q is completed by an independent registered accounting firm, please file another amendment to remove the "not reviewed" references.  Pursuant to Rule 8-03 of Regulation S-X, you may choose to file the independent public accountant's review report, but are not required to do so unless you disclose that the interim financial statements have been reviewed.  Please do not file compilation reports or any other reports from your independent public accountant other than audit or review reports.

4. We note you appointed a new independent accountant to audit your financial statements for the year ended December 31, 2010.  It appears your fiscal year end is July 31.  Please advise or revise.

5. Please revise to include an updated letter from your former accountant pursuant to Item 304(a)(3) of Regulation S-K.  Please file such letter as Exhibit 16.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian Bhandari, Branch Chief, at (202) 551-3390, or myself at (202) 551-3319 if you have questions.

Sincerely,

/s/ James Giugliano

James Giugliano
Staff Accountant